Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Limited	
ABN: 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Monty House
Date of appointment	4 March 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities NIl

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	**Number & class of Securities**
Nil	Nil

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.